

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 6, 2016

Via E-mail
Kevin S. Kim
President and Chief Executive Officer
BBCN Bancorp, Inc.
3731 Wilshire Boulevard, Suite 1000
Los Angeles, CA 90010

> **Re:** **BBCN Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 20, 2016**
> **File No. 333-210002**

Dear Mr. Kim:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 4, 2016 letter.

Cover Page

1. Please provide the statements required by Item 2(1) and (2) of Form S-4 on the inside front cover page.

BBCN and Wilshire Proposal 1: The Merger

Background of the Merger, page 43

2. We note your response to comment 13. Please revise to disclose the information provided in your response (i.e., that during the discussion with BBCN regarding the

merger, the Wilshire Special Committee did not discuss the possibility of inviting or soliciting discussions with merger partners other than BBCN or Hanmi) and also discuss why the Wilshire Special Committee did not consider pursuing a business combination with any third parties (other than BBCN or Hanmi) or seeking indications of interests from the same.

Interests of Directors and Executive Officers in the Merger

Consulting Agreement, page 85

3.   You disclose that the Consolidation Committee is in the process of finalizing the terms and conditions of the consulting agreement between BBCN and Jae Whan Yoo. When finalized, please revise to disclose the material terms and conditions of such agreement and file it as an exhibit to the registration statement prior to effectiveness.

Senior Executive Officers of the Combined Company, page 86

4.   We note your disclosure on page 86 regarding the senior executive officers of the combined company. Please tell us how you considered filing their prospective employment agreements with the combined company as exhibits to the registration statement.

Where You Can Find Additional Information, page 218

5.   Please revise to explicitly incorporate by reference the amended Form 10-K that was filed on April 28, 2016 by BBCN and the amended Form 10-K that was filed on April 28, 2016 and the Form 10-Q that was filed May 2, 2016 by Wilshire.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact H. Stephen Kim at (202) 551-3291 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: David W. Kim, Esq.
        Ben Chung, Esq.